Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

		As of
		September 30,	December 31,
	Note	2025	2024
Assets
Non-current assets
Property, plant and equipment	5	2,208	2,651
Right-of-use assets	6	4,653	5,437
Intangible asset	8	50,416	50,416
Long-term financial assets	6	584	415
Total non-current assets		57,861	58,919

Current assets
Prepaid expenses	9	3,294	4,302
Accrued income		402	1,099
Other current receivables		1,582	1,104
Short-term financial assets	10	80,727	129,214
Cash and cash equivalents	10	27,741	36,275
Total current assets		113,746	171,994
Total assets		171,607	230,913

Shareholders' equity and liabilities

Shareholders’ equity
Share capital		2,240	2,226
Share premium		480,170	478,506
Treasury shares	11	(218)	(218)
Currency translation differences		3	(5)
Accumulated losses		(419,751)	(368,239)
Total shareholders’ equity		62,444	112,270

Non-current liabilities
Long-term deferred contract revenue	3	2,700	4,560
Long-term lease liabilities	6	3,616	4,401
Net employee defined benefit liabilities	14	4,561	8,844
Total non-current liabilities		10,877	17,805

Current liabilities
Trade and other payables		1,566	2,658
Accrued expenses	7	11,993	12,098
Short-term deferred contract revenue	3	83,682	85,056
Short-term lease liabilities	6	1,045	1,026
Total current liabilities		98,286	100,838
Total liabilities		109,163	118,643
Total shareholders’ equity and liabilities		171,607	230,913

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

		For the Three Months		For the Nine Months
		Ended September 30,		Ended September 30,
	Note	2025	2024	2025	2024
Revenue
Contract revenue	3	939	25,485	3,235	26,172
Total revenue		939	25,485	3,235	26,172

Operating expenses
Research & development expenses		(13,071)	(14,482)	(45,813)	(46,785)
General & administrative expenses		(3,567)	(3,753)	(11,900)	(13,275)
Other operating income/(expense), net		—	19	21	128
Restructuring expenses, net	14	(467)	—	(467)	—
Total operating expenses		(17,105)	(18,216)	(58,159)	(59,932)
Operating income/(loss)		(16,166)	7,269	(54,924)	(33,760)

Financial income		366	939	1,512	2,307
Financial expense		(46)	(33)	(149)	(103)
Exchange differences		(12)	(2,672)	(2,513)	(3,563)
Finance result, net	13	308	(1,766)	(1,150)	(1,359)

Income/(loss) before tax		(15,858)	5,503	(56,074)	(35,119)
Income tax expense		—	—	—	—
Income/(loss) for the period		(15,858)	5,503	(56,074)	(35,119)

Income/(loss) per share:	4
Basic income/(loss) per share for the period attributable to equity holders		(0.16)	0.06	(0.56)	(0.35)
Diluted income/(loss) for the period attributable to equity holders		(0.16)	0.05	(0.56)	(0.35)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

		For the Three Months		For the Nine Months
		ended September 30,		ended September 30,
	Note	2025	2024	2025	2024
Income/(loss) for the period		(15,858)	5,503	(56,074)	(35,119)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		(1)	11	8	27
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	14	2,741	—	2,741	—
Other comprehensive income/(loss)		2,740	11	2,749	27
Total comprehensive income/(loss), net of tax		(13,118)	5,514	(53,325)	(35,092)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2024		2,089	474,907	(105)	(316,197)	(51)	160,643
Loss for the period		—	—	—	(35,119)	—	(35,119)
Other comprehensive income		—	—	—	—	27	27
Total comprehensive loss		—	—	—	(35,119)	27	(35,092)

Share-based payments	12	—	—	—	4,503	—	4,503
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs			103	1	—	—	104
Issuance of shares to be held as treasury shares		114	—	(114)	—	—	—
Issuance of shares, net of transaction costs:
restricted share awards		15	2,109	0	(2,124)	—	0
exercise of options		0	7	—	—	—	7
Balance as of September 30, 2024		2,218	477,126	(218)	(348,937)	(24)	130,165

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2025		2,226	478,506	(218)	(368,239)	(5)	112,270
Loss for the period		—	—	—	(56,074)	—	(56,074)
Other comprehensive income	14	—	—	—	2,741	8	2,749
Total comprehensive loss		—	—	—	(53,333)	8	(53,325)

Share-based payments	12	—	—	—	3,492	—	3,492
Issuance of shares, net of transaction costs:
restricted share awards		14	1,662	—	(1,671)	—	5
exercise of options		0	2	—	—	—	2
Balance as of September 30, 2025		2,240	480,170	(218)	(419,751)	3	62,444

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In CHF thousands)

		For the Nine Months
		Ended September 30,
	Note	2025	2024
Operating activities
Loss for the period		(56,074)	(35,119)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	1,064	1,126
Depreciation of right-of-use assets	6	784	507
Finance expense/(income), net	13	873	2,482
Share-based compensation expense	12	3,492	4,503
Change in net employee defined benefit liability		(1,534)	147
Interest expense	13	147	98
(Gain)/loss on sale of fixed assets		(15)	—
Changes in working capital:
(Increase)/decrease in prepaid expenses	9	1,008	2,992
(Increase)/decrease in accrued income		697	(534)
(Increase)/decrease in accounts receivable		—	(9,800)
(Increase)/decrease in other current receivables		(421)	(202)
(Decrease)/increase in accrued expenses	7	(104)	2,333
(Decrease)/increase in deferred contract revenue, short-term	3	(1,374)	85,962
(Decrease)/increase in deferred income		—	(122)
(Decrease)/increase in trade and other payables		(923)	(265)
(Decrease)/increase in deferred contract revenue, long-term	3	(1,860)	4,790
Cash provided by/(used in) operating activities		(54,240)	58,898
Interest received		1,635	1,110
Interest paid		(136)	(88)
Finance expenses paid		(13)	(12)
Net cash flows provided by/(used in) operating activities		(52,754)	59,908

Investing activities
(Deposits)/maturities of short-term financial assets, net	10	48,487	(100,924)
Purchases of property, plant and equipment	5	(793)	(486)
Proceeds from sale of property, plant and equipment		15	—
Rental deposits	6	(170)	(54)
Net cash flows provided by/(used in) investing activities		47,539	(101,464)

Financing activities
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs		—	129
Proceeds from issuance of common shares – equity plan, net of transaction costs		7	7
Transaction costs and stamp duty associated with the public offerings of common shares previously recorded in Accrued expenses		—	(521)
Transaction costs associated with the sale of treasury shares in public offering previously recorded in Accrued expenses		—	(26)
Principal payments of lease obligations	6	(766)	(512)
Net cash flows (used in) financing activities		(759)	(923)

Net (decrease) in cash and cash equivalents		(5,974)	(42,479)

Cash and cash equivalents at January 1		36,275	78,494
Exchange gain/(loss) on cash and cash equivalents		(2,560)	(3,598)
Cash and cash equivalents at September 30		27,741	32,417

Net (decrease) in cash and cash equivalents		(5,974)	(42,479)

Supplemental non-cash activity
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses		—	25
Capital expenditures in Trade and other payables or Accrued expenses		5	—

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three and nine months ended September 30, 2025 were authorized for issuance by the Company’s Audit and Finance Committee on November 3, 2025.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and such financial information should be read in conjunction with the audited consolidated financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2024.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the U.S. Dollar (USD). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the
	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2025	2024	2024
CHF/USD
Closing rate, USD 1	0.806	0.850	0.806	0.850	0.912
Weighted-average exchange rate, USD 1	0.808	0.877	0.850	0.891	0.889

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on Licensing and Collaboration Agreements (LCAs), (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset (intangible asset). Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

During Q3 2025, AC Immune incurred restructuring costs associated with planned initiatives to reduce our costs. The most significant restructuring costs are termination benefits provided to employees. In connection with developing a detailed formal plan for the restructuring, the Company established a provision for restructuring costs and, through execution of the plan and announcement of its main features to those affected by it, a valid expectation has been raised in those affected that the plan will be implemented. The recognition of restructuring provision requires estimates including timing of payments and the final cost of the termination benefits. As a result, the actual restructuring costs may differ from our estimates.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Accounting policies, new standards not yet effective, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18). The new standard on presentation and disclosure in the financial statements will change the structure of the statement of profit or loss, require disclosures for certain profit or loss performance measure that are reported outside of the financial statements, and will enhance principles on aggregation and disaggregation within the notes to the financial statements. This new standard will be effective for annual reporting periods beginning on January 1, 2027 and will require retroactive adoption. The Company is currently evaluating the new standard to determine how it will impact the presentation and disclosure in its financial statements.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 6-K, after considering the Company’s cash position of CHF 27.7 million and short-term financial assets of CHF 80.7 million as of September 30, 2025. Hence, these unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from its LCAs and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed.

These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

3.Contract revenues and other operating income

For the three months ended September 30, 2025 and 2024, AC Immune generated CHF 0.9 million in contract revenues, compared to CHF 25.5 million in contract revenues in the prior comparable period. For the nine months ended September 30, 2025 and 2024, AC Immune generated CHF 3.2 million in contract revenues, compared to CHF 26.2 million in the prior comparable period.

	For the Three Months
	Ended September 30,
In CHF thousands	2025	2024	Change
Janssen	—	24,600	(24,600)
Takeda	939	885	54
Total contract revenues	939	25,485	(24,546)

	For the Nine Months
	Ended September 30,
in CHF thousands	2025	2024	Change
Janssen	—	24,600	(24,600)
Takeda	3,235	1,572	1,663
Total contract revenue	3,235	26,172	(22,937)

3.1Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2024, please refer to Note 14.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 13, 2025.

Anti-Abeta Active Immunotherapy in AD – 2024 agreement with Takeda Pharmaceuticals, USA, Inc.

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.7) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

Under the terms of the agreement, Takeda may terminate the agreement at any time by providing 90 days’ notice to the Company. If not otherwise terminated, the agreement shall continue until Takeda decides not to exercise its license option or until the expiration of all royalty obligations as outlined in the contract.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Takeda is a customer. The Company identified the following performance obligations under the contract: (i) a license option and (ii) development, chemistry, manufacturing, and controls (“CMC”) and regulatory activities as outlined in the development and CMC plans, which are necessary to deliver the data package to Takeda. AC Immune concluded that the license option is considered a material right, as the value of the license exceeds the option exercise fee, thereby considering it a distinct performance obligation. The development, CMC, and regulatory activities are treated as one distinct performance obligation because the underlying activities are not distinguishable in the context of the contract and are inputs to an integrated development program that will generate valuable data and information for Takeda in determining whether to exercise the option.

At the agreement's execution, the transaction price included only the upfront and non-refundable consideration of USD 100.0 (CHF 92.3) million. At inception, none of the development milestones, which may occur prior to the Takeda option exercise, were included in the transaction price, as all milestone amounts were fully constrained. The Takeda option exercise payment and any future development and commercial milestone payments, and royalties following the Takeda option exercise were excluded from the initial transaction price at contract inception. The option exercise fee is considered variable consideration as it depends on Takeda's decision to exercise. In assessing that future development or commercial milestones are fully constrained, the Company considered numerous factors, including that the receipt of these milestones is contingent upon success in future clinical trials and the licensee’s efforts, and thus not highly probable to obtain. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur, as they predominantly relate to the license that will be granted to Takeda upon exercise and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The valuation of each performance obligation involves estimates and assumptions, with the timing of revenue recognition determined by either delivery or the provision of services. In line with the allocation objective under IFRS 15, the Company allocated the USD 100.0 (CHF 92.3) million upfront payment within the transaction price to the license option and development, CMC, and regulatory activities, using the relative stand-alone selling price method. For the standalone selling price of the license option, the Company utilized an income-based approach, which included key assumptions such as the post-option development timeline and costs, revenue forecasts, discount rates, and probabilities of development and regulatory success. The standalone selling price for the development, CMC and regulatory activities was calculated using a cost-plus margin approach based on the estimated development timeline. The Company allocated the transaction price based on the relative standalone selling prices, assigning USD 87.4 (CHF 80.7) million to the license option and USD 12.6 (CHF 11.6) million to development, CMC, and regulatory activities.

The Company has deferred revenue recognition for the license option and will recognize the entirety of the revenue either when the option is exercised and Takeda obtains the exclusive license, or when the option expires. The Company will recognize revenue related to the development, CMC and regulatory performance obligation over the estimated period of completion of these obligations, using an input method reflecting the costs incurred relative to the total costs expected to be incurred.

During the three and nine months ended September 30, 2025, the Company recorded contract revenue of CHF 0.9 million and CHF 3.2 million, respectively, reflecting its efforts under this agreement for the development, CMC, and regulatory activities of our active immunotherapies targeting Abeta, compared to no contract revenue in the prior comparable periods.

As of September 30, 2025, the Company recorded CHF 86.4 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement. The deferred contract revenue allocated to the license option is classified as short-term on the condensed consolidated balance sheets because, in accordance with IAS 1, the Company does not have the right to defer the settlement of that portion for at least twelve months after the reporting period. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the condensed consolidated balance sheets, based on the expected timing of satisfaction of the performance obligations.

4.Loss per share

	For the Three Months
	Ended September 30,
In CHF thousands except for share and per share data	2025	2024
Basic earnings/(loss) per share (EPS):
Numerator
Net income/(loss) attributable to equity holders of the Company	(15,858)	5,503
Denominator
Weighted-average number of shares outstanding used to compute EPS basic attributable to equity holders	100,893,716	99,840,693
Basic earnings/(loss) per share for the period attributable to equity holders	(0.16)	0.06

Diluted earnings/(loss) per share (EPS):
Numerator
Net income/(loss) attributable to equity holders of the Company
Denominator
Weighted-average number of shares outstanding used to compute EPS basic attributable to equity holders	100,893,716	99,840,693
Effect of dilutive securities from equity incentive plans	—	1,018,251
Weighted-average number of shares outstanding – diluted attributable to equity holders	100,893,716	100,858,944
Diluted earnings/(loss) per share for the period attributable to equity holders	(0.16)	0.05

	For the Nine Months
	Ended September 30,
In CHF thousands except for share and per share data	2025	2024
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(56,074)	(35,119)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	100,645,864	99,592,932
Basic and diluted loss per share for the period attributable to equity holders	(0.56)	(0.35)

In periods for which AC Immune has a loss, basic net loss per share is the same as diluted net loss per share. The Company has excluded from the calculation of diluted loss per share all potentially dilutive in-the-money share options. See “Note 12. Share-based compensation” for the potentially dilutive equity awards.

5.Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the nine months ended September 30, 2025:

		IT	Lab	Leasehold
In CHF thousands	Furniture	equipment	equipment	improvements	Total
Acquisition cost:
Balance at December 31, 2024	333	2,387	10,536	1,863	15,119
Additions	1	147	446	27	621
Disposals	-	-	(146)	-	(146)
Balance at September 30, 2025	334	2,534	10,836	1,890	15,594

Accumulated depreciation:
Balance at December 31, 2024	(258)	(2,056)	(9,053)	(1,101)	(12,468)
Depreciation expense	(26)	(167)	(651)	(220)	(1,064)
Disposal of accumulated depreciation	-	-	146	-	146
Balance at September 30, 2025	(284)	(2,223)	(9,558)	(1,321)	(13,386)

Carrying amount:
December 31, 2024	75	331	1,483	762	2,651
September 30, 2025	50	311	1,278	569	2,208

6.Right-of-use assets, long-term financial assets and lease liabilities

AC Immune recognized no additions to its right-of-use assets for the nine months ended September 30, 2025.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 3.5% for buildings, 3.3% for office equipment and 7.2% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use assets for the nine months ended September 30, 2025:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2024	5,320	91	26	5,437
Depreciation	(763)	(17)	(4)	(784)
Balance as of September 30, 2025	4,557	74	22	4,653

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three and nine months ended September 30, 2025, and 2024, the impact on the Company’s condensed consolidated statements of income/(loss) and the condensed consolidated statements of cash flows is as follows:

	For the Three Months
	Ended September 30,
In CHF thousands	2025	2024
Statements of income/(loss)
Depreciation of right-of-use assets	273	170
Interest expense on lease liabilities	42	28
Expense for short-term leases and leases of low value	183	177
Total	499	375

Statements of cash flows
Total cash outflow for leases	483	377

	For the Nine Months
	Ended September 30,
In CHF thousands	2025	2024
Statements of income/(loss)
Depreciation of right-of-use assets	784	507
Interest expense on lease liabilities	134	87
Expense for short-term leases and leases of low value	548	551
Total	1,467	1,145

Statements of cash flows
Total cash outflow for leases	1,448	1,150

The following table presents the contractual undiscounted cash flows for lease obligations as of September 30, 2025:

As of
In CHF thousands	September 30, 2025
Less than one year	1,195
1-3 years	2,369
3-5 years	1,463
Total	5,027

The Company also has deposits in escrow accounts totaling CHF 0.6 million and CHF 0.4 million for leases of the Company’s premises as of September 30, 2025 and December 31, 2024, respectively. These deposits are presented in Long-term financial assets on the Company’s condensed consolidated balance sheets.

7.Accrued expenses

	As of
In CHF thousands	September 30, 2025	December 31, 2024
Accrued expenses	11,993	12,098
Total accrued expenses	11,993	12,098

Accrued expenses consist of accrued R&D costs, accrued payroll expenses and other accrued expenses totaling CHF 9.9 million and CHF 12.1 million as of September 30, 2025 and December 31, 2024, respectively. The provision pertaining to restructuring costs primarily consists of payroll related costs in the amount of CHF 2.1 million as of September 30, 2025 compared to nil as of December 31, 2024. Refer to Note 14 for more details on the restructuring.

8.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active immunotherapy candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval and is therefore not currently being amortized. The carrying amount and net book value are detailed below:

	As of September 30, 2025			As of December 31, 2024
	Gross			Gross
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
In CHF thousands	amount	amortization	value	amount	amortization	value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset not to be impaired as of December 31, 2024. As of September 30, 2025, the Company did not identify any triggering events that could result in an impairment of the IPR&D asset.

9.Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative costs, and employee social obligations totaling CHF 3.3 million and CHF 4.3 million as of September 30, 2025 and December 31, 2024, respectively.

10.Cash and cash equivalents and short-term financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of September 30, 2025 and December 31, 2024:

	As of
In CHF thousands	September 30, 2025	December 31, 2024
Cash and cash equivalents	27,741	36,275
Total cash and cash equivalents	27,741	36,275

	As of
In CHF thousands	September 30, 2025	December 31, 2024
Short-term financial assets due in one year or less	80,727	129,214
Total short-term financial assets	80,727	129,214

For the nine months ended September 30, 2025, the net proceeds from the maturity of investments in short-term financial assets amounted to CHF 48.5 million, compared to net investments of CHF 100.9 million in the prior comparable period.

11.Share capital and Treasury shares

For a discussion of the at the market offering program with Jefferies LLC for the fiscal year ended December 31, 2024, please refer to Note 12 “Share capital” of the Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 13, 2025.

As of September 30, 2025 and December 31, 2024, the Company had 10,899,773 treasury shares.

12.Share-based compensation

Share-based option awards

As of September 30, 2025, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders’ meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of September 30, 2025.

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

		Weighted-	Weighted-
		average	average
	Number of	exercise price	remaining
	options	(CHF)	term (years)
Outstanding at January 1, 2024	4,949,177	4.11	7.2
Forfeited during the year	(135,118)	3.28	—
Expired during the year	(205,634)	5.41	—
Exercised during the year	(4,278)	3.11	—
Granted during the year	406,680	3.40	—
Outstanding at December 31, 2024	5,010,827	4.50	6.3
Exercisable at December 31, 2024	4,097,932	4.79	5.9
Outstanding at January 1, 2025	5,010,827	4.50	6.3
Forfeited during the period	(69,830)	3.36	—
Expired during the period	(65,691)	2.52	—
Exercised during the period	(15,000)	0.15
Granted during the period	708,021	2.09	—
Outstanding at September 30, 2025	5,568,327	4.25	6.2
Exercisable at September 30, 2025	4,655,587	4.61	5.8

Restricted share awards

A summary of share awards (restricted share and restricted share units) activity as of September 30, 2025 and changes during the nine months ended is presented below:

		Weighted-
		average
	Number of	grant date fair
	shares	value (CHF)
Non-vested at January 1, 2024	1,003,743	1.97
Forfeited during the year	(97,841)	3.26
Exercised during the year	(99,018)	2.54
Granted during the year	1,094,876	4.04
Vested during the year	(1,064,554)	3.05
Non-vested at December 31, 2024	822,740	3.12
Vested and exercisable at December 31, 2024	1,377,903	3.25
Non-vested at December 31, 2024	822,740	3.12
Forfeited during the period	(182,131)	3.14
Exercised during the period	(102,999)	2.95
Cancelled during the period	(34,612)	2.04
Granted during the period	1,473,519	2.26
Vested during the period	(670,857)	2.50
Non-vested at September 30, 2025	1,498,266	2.64
Vested and exercisable at September 30, 2025	1,949,626	3.01

The expense charged against the income statement was CHF 0.8 million and CHF 1.2 million for the three months ended September 30, 2025 and 2024, respectively. For the nine months ended September 30, 2025 and 2024, the expense charged against the income statement was CHF 3.5 million and CHF 4.5 million, respectively. The expense is determined by the Company based on the number of instruments that are expected to become exercisable.

13.Finance result, net

For the three months ended September 30, 2025 and 2024, AC Immune recorded CHF 0.3 million in net financial gains and CHF 1.8 million in net financial losses, respectively. The increase is primarily related to more stable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the U.S. Dollar, compared with the preceding period end rate. This was partially offset by reduced gains on the Company’s short-term financial assets compared to the prior period.

For the nine months ended September 30, 2025 and 2024, AC Immune recorded CHF 1.2 million and CHF 1.4 million in net financial losses, respectively. The change reflects lower foreign exchange losses due to more stable movements in the CHF versus foreign currencies, predominantly the U.S. Dollar, compared with the preceding period end rate. This was partially offset by reduced gains on the Company’s short-term financial assets compared to the prior period.

14.Restructuring

On September 4, 2025, the Company announced that following a strategic review, the Company is sharpening its focused investment on its most important assets and implementing cost reduction measures accordingly. As a result of the initiatives announced in September 2025, the Company recorded CHF 0.4 million of net restructuring expenses in the period ended September 30, 2025 comprising CHF 2.1 million of termination benefits to be paid to the employees impacted by the restructuring, a CHF 1.8 million gain on curtailment related to the defined benefit liability, and less than CHF 0.1 million of expenses related to the acceleration of share-based compensation expenses.

As of September 30, 2025, The Company had a provision of CHF 2.1 million for termination benefits recorded under accrued expenses, compared to a provision of CHF 0 at the beginning of the year. These costs are expected to be paid throughout the fourth quarter of 2025. The measurement of the provision involves estimates regarding the timing and amount of termination benefits.

The curtailment event required a remeasurement of the defined benefit liability using updated actuarial assumptions and current fair value of plan assets, in accordance with IAS 19. The impact of the curtailment is to be recognized in the same period as the restructuring. As a result of the curtailment, the Company recognized a CHF 1.8 million gain on curtailment in the three and nine months ended September 30, 2025, compared to nil in the corresponding periods for 2024. The curtailment gain is non-cash and arises due to the acceleration or elimination of future benefit accruals under the defined benefit plan. In addition to the curtailment impact, the Company remeasured the plan using current actuarial assumptions and fair value of plan assets, resulting in other comprehensive income of CHF 2.7 million recognized during the period. Including other immaterial remeasurement effects, the aggregate decrease in net employee defined benefit liabilities is CHF 4.3 million.

15.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these consolidated financial statements.